NEWS RELEASE

GOLDCORP INCREASES DIVIDEND AGAIN - BY 20%
NOW PAYABLE MONTHLY

(All dollar amounts in United States dollars (US$))

Toronto, October 21, 2003 - GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce its intention to increase its total annual dividend payment by 20% (twenty per cent) to US$0.18 per share from US$0.15 per share. The frequency of the dividend payments will also increase from 6 times to 12 times per year - that is, dividends will now be paid monthly!

Year to date, 2003 shareholders have received 5 bi-monthly payments of $0.025 per share for a total of $0.125 per share. The intention is that during the remainder of 2003 shareholders will receive 2 additional monthly dividend payments of $0.015 per share. The first of these will be declared in the near future. The first full year of monthly dividend payments will be 2004.

Goldcorp believes that gold is in a bull market and has continued to state its intention to increase its dividend payment as the gold price rises. With the gold price now recently reaching levels not seen in more than 7 years, the Company is extremely pleased to be able to deliver on this promise. Dividend payments were initiated in February 2001 after the Red Lake Mine successfully began commercial production. Since that time Goldcorp has increased the dividend payment four times for a total increase of 260%.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings. GOLDCORP is completely UNHEDGED. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Gold is better than Money, Goldcorp is Gold!

For further information, please contact:	Corporate Office:

Chris Bradbrook	145 King Street West
Vice President, Corporate Development	Suite 2700
Telephone: (416) 865-0326	Toronto, Ontario
Fax: (416) 361-5741	M5H 1J8
e-mail: info@goldcorp.com	website: www.goldcorp.com